1266720

November 21, 2005

Act: 1934
Section: 12(G)
Rule:
Public Availability: 11/21/2005

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Jazz Semiconductor, Inc.
Incoming Letter dated November 16, 2005

Based on the facts presented, the Division will not raise any objection if Jazz Semiconductor, Inc ("Jazz") does not comply with the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), with respect to options granted and to be granted pursuant to the company's 2002 Amended and Restated Equity Incentive Plan (the "Plan") in the manner and subject to all terms and conditions set forth in your letter. This position will remain in effect until the date at which Jazz otherwise becomes subject to the Exchange Act registration or reporting requirements with respect to any other class of its securities.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement and does not purport to express any legal conclusion on the question presented.





05071986

Sincerely,

Robert Plesnarski
Deputy Chief Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2005

K.C. Schaaf
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, California 92660-6422

RE: Jazz Semiconductor, Inc.

Dear Mr. Schaaf:

In regard to your letter of November 16, 2005, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

STRADLING YOCCA CARLSON & RAUTH
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
660 NEWPORT CENTER DRIVE, SUITE 1600
NEWPORT BEACH, CA 92660-6422
TELEPHONE (949) 725-4000
FACSIMILE (949) 725-4100

K.C. SCHAAF
DIRECT DIAL: (949) 725-4155
EMAIL: KCSCHAAF@SYCR.COM

SAN FRANCISCO OFFICE
44 MONTGOMERY STREET, SUITE 4200
SAN FRANCISCO, CALIFORNIA 94104
TELEPHONE (415) 283-2240
FACSIMILE (415) 283-2255

SANTA BARBARA OFFICE
302 OLIVE STREET
SANTA BARBARA, CALIFORNIA 93101
TELEPHONE (805) 564-0065
FACSIMILE (805) 564-1044

November 16, 2005

Via Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Robert Plesnarski

Re: *Jazz Semiconductor, Inc.*

Dear Mr. Plesnarski:

On behalf of Jazz Semiconductor, Inc., a Delaware corporation (the "Company"), we hereby apply for an exemption under Section 12(h) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or request no action relief from the registration requirements of Section 12(g) of the Exchange Act with respect to stock options to be granted under the Company's 2002 Amended and Restated Equity Incentive Plan (the "Plan"). Pursuant to our conversation on November 1, 2005, this letter supersedes and replaces our prior letter to the Office of the Chief Counsel dealing with same topic dated June 28, 2005.

I. Background

A. The Company and its Outstanding Common Stock and Capitalization

The Company was incorporated in 2002 and it, together with its subsidiaries, operates as an independent wafer foundry focused primarily on specialty process technologies for the manufacture of analog and mixed-signal semiconductor devices. Prior to March 12, 2002, the Company's business was the Newport Beach, California semiconductor fabrication operations of Conexant Systems, Inc. ("Conexant"). The Company was formed upon the contribution of those fabrication operations by Conexant to its wholly-owned subsidiary, Newport Fab, LLC ("Newport Fab") and the contribution of Newport Fab by Conexant to the Company, together with a cash investment in the Company by affiliates of The Carlyle Group (collectively, "Carlyle"). Conexant, Carlyle, together with its affiliates, and RF Micro Devices, Inc. ("RF Micro Devices") continue to be the Company's largest stockholders. As of October 31, 2005, the Company and its subsidiaries had approximately 801 employees.

The total number of shares of stock that the Company has authority to issue is 455,000,000. There are 255,000,000 shares of Common Stock authorized, of which (i) 55,000,000 shares are shares of Class A Common Stock, $.001 par value per share (the "Class A Common Stock"), and (ii) 200,000,000 shares are shares of Class B Common Stock, $.001 par value per share (the "Class B Common Stock"). In addition, there are 200,000,000 shares of Preferred Stock authorized, of which (i) 55,000,000 shares are designated as the Series A Preferred Stock, $.001 par value per share (the "Series A Preferred Stock"), and (ii) 58,071,888 shares are designated as the Series B Preferred Stock, $.001 par value per share (the "Series B Preferred Stock"). The rights, preferences and privileges of the Series A Preferred Stock and the Class A Common Stock assure that the outstanding shares of the Series A Preferred Stock and the Class A Common Stock shall represent at least fifty-one percent (51%) of the voting securities of the Company.

At October 31, 2005, the Company had no shares of Class A Common Stock outstanding, 4,812,722 shares of Class B Common Stock outstanding, 55,000,000 shares of Series A Preferred Stock outstanding and 57,981,888 shares of Series B Preferred Stock outstanding. Conexant holds 44,910,000 shares of Series B Preferred Stock; Carlyle, together with its affiliates, holds 55,000,000 shares of Series A Preferred Stock; and RF Micro Devices holds 13,071,888 shares of Series B Preferred Stock. Accordingly, Conexant, Carlyle and RF Micro Devices beneficially own approximately 96% of the voting capital stock of the Company, collectively. At October 31, 2005, there were 145 holders of the Company's Class B Common Stock, including directors, executive officers, employees and consultants.

The holders of Class A Common Stock and Class B Common Stock are entitled to one vote each and vote together as a single class. A holder of Class A Common Stock may voluntarily convert any or all of such shares into an equal number of shares of Class B Common Stock. Each share of Class A Common Stock shall automatically convert into one share of Class B Common Stock upon (i) the affirmative election of the holders of at least sixty-seven (67%) of the outstanding shares of Class A Common Stock or (ii) immediately prior to the consummation of the Company's initial public offering. The holders of Series A Preferred Stock and Series B Preferred Stock vote together with the holders of the Common Stock as a single class on all matters submitted to a vote of the stockholders of the Company.

Carlyle, Conexant and RF Micro Devices are parties to a Second Amended and Restated Stockholders Agreement, dated October 15, 2002, pursuant to which, among other things, such stockholders agreed that the Board of Directors of the Company would be comprised of five directors designated by Carlyle, two directors designated by Conexant, one director designated by RF Micro Devices, and the President of the Company. In addition, the Second Amended and Restated Stockholders Agreement provides for certain restrictions on transfer, co-sale rights, drag-along rights and preemptive rights with respect to the securities of the Company held by such stockholders.

We are of the opinion that neither the Class A Common Stock nor the Class B Common Stock, nor the Series A Preferred Stock nor the Series B Preferred Stock, are part of the same class of equity securities as options granted under the Plan. Accordingly, the scope of relief we are requesting on behalf of the Company does not include the Class A Common Stock, the Class B Common Stock, the Series A Preferred Stock, the Series B Preferred Stock or the undesignated Preferred Stock.

The Company may desire to become a public company sometime in the foreseeable future, although no specific dates have been set and the Company has not contractually committed to ever becoming a public company. The Company filed a Form S-1 on January 21, 2004 with respect to a prospective initial public offering of Common Stock, which was subsequently amended on March 8, 2004, March 29, 2004 and again on May 27, 2004 (the "Registration Statement"). On June 14, 2005, the Company applied to the Securities and Exchange Commission (the "Commission") for withdrawal of the Registration Statement, which had not been declared effective. The proposed public offering under the Registration Statement was withdrawn due to market conditions. Since the Registration Statement was not declared effective by the Commission, no shares of Common Stock as described in the Registration Statement were sold. As of December 31, 2004, the Company had more than $10 million in total assets.

B. The Company's 2002 Amended and Restated Equity Incentive Plan

In order to extend the benefits of an equity incentive program to employees and to attract and retain the best available personnel for the Company, the Board of Directors of the Company (the "Board") adopted the 2002 Equity Incentive Plan (the "Original Plan") on June 26, 2002. The Original Plan was also approved by the stockholders on June 26, 2002. Certain amendments to the Original Plan, which were incorporated in the 2002 Amended and Restated Equity Incentive Plan (the "Plan"), were adopted by the Board on May 26, 2004, and approved by stockholders on June 28, 2004. The Company wishes to extend the benefits of its equity incentive program to a broad-based group (*i.e.*, potentially more than 500) of its full and part-time employees, consultants and directors (collectively, the "Eligible Recipients") without subjecting itself to the periodic public reporting and other requirements of the Exchange Act. As of October 31, 2005, the Company had 465 optionholders, and expects to exceed 500 by the end of 2005. The Company does not have any other equity incentive plan other than the Plan.

The Plan, pursuant to its terms, will be administered either by the Board or, to the extent delegated by the Board, by a committee of the Board (in either case, the "Plan Administrator"), or by one or more officers of the Company, as applicable and subject to specific limitations as noted below (the "Designated Officer"). The Plan Administrator or, to the extent applicable, the Designated Officer, determines which Eligible Recipients will receive options under the Plan and the terms of such options. A total of 17,647,000 shares of Class B Common Stock are available for issuance under the Plan, plus an annual increase on the first day of each calendar year beginning in 2007 and ending in 2011, equal to the lesser of (a) 3.5% of the outstanding shares of Common Stock as of the end of the immediately preceding fiscal year, (b) 10,000,000 shares, or (c) such lesser number of shares as determined by the Board. The following awards may be made under the Plan: stock options, which may either be incentive stock options within the meaning of Section 422 of the Internal Revenue Code or nonqualified stock options; stock bonus awards; and restricted stock awards. Incentive stock options may be granted only to employees. To date, 465 nonqualified options and no incentive stock options have been granted under the Plan, and two stock bonus awards and no restricted stock awards have been issued under the Plan. Subject to Section II, Paragraph 5 herein, the Company undertakes that so long as it is relying on no-action relief granted pursuant to this request, the Board will not issue any stock bonus awards, restricted share awards or any other rights in connection with the options. The Board may amend or terminate the Plan, and, unless sooner terminated, the Plan will terminate on June 26, 2012.

All Eligible Recipients of the Company and its Affiliates, including employees who are also officers and directors of the Company and its Affiliates, are eligible to receive stock option grants under the Plan. As used in this letter, the term "Affiliate" means, with respect to any person, any other person directly or indirectly controlling, controlled by, or under common control with, such person where "control" shall have the meaning given such term under Rule 405 of the Securities Act of 1933. To date, awards under the Plan have been made only to Eligible Recipients of the Company and its Affiliates within the meaning of Rule 701. The Company has confirmed that all awards granted under the Plan to date have been exempt from the registration requirements of the Securities Act of 1933 pursuant to Rule 701 or other applicable exemptions from registration. The Company undertakes that so long as it is relying on no-action relief granted pursuant to this request, option grants under the Plan will be made only to Eligible Recipients of the Company and its Affiliates within the meaning of Rule 701. To date, all options granted under the Plan have an exercise price equal to the fair market value of the Common Stock on the date of grant.

Shares acquired upon exercise of an option ("Restricted Shares") shall be subject to the restrictions, terms and conditions of a stockholders agreement with the Company (the "Stockholders Agreement"). Under the terms of the Stockholders Agreement, a stockholder may not sell, assign, transfer, convey, pledge, or otherwise dispose of any Restricted Shares without the prior written consent of the Company. The Company undertakes to refuse to consent to the transfer of shares acquired upon exercise of an option, other than pursuant to the laws of descent and distribution or by will, for so long as it is relying on no-action relief granted pursuant to this request. Furthermore, upon the termination of employment or other continuous service of an Eligible Recipient for a period of six (6) months after the later of (i) termination of employment or continuous service, or (ii) the exercise of vested options, the Company has the option to repurchase all or any portion of the shares of the Common Stock issued pursuant to the exercise of an optionee's vested options at the then current fair market value of the shares (the "Repurchase Option").

II. Summary of the Options Under the Plan

The Plan gives the Plan Administrator discretion to determine the specific terms of each option granted thereunder. The Plan Administrator, however, has determined that all options granted under the Plan should be granted on uniform terms. Each option is evidenced by an individual option award agreement between the Company and the optionee, stating the terms and conditions thereof, including the number of shares subject to the option granted, the exercise price, the option term, vesting provisions and restrictions on transfer. All options are expressly subject to the terms of the Plan, and if there is any conflict or inconsistency between the terms of the Plan and an option award agreement, the terms of the Plan control. The following is a summary of material terms of the Plan, the option award agreements and the options outstanding, and to be granted, under the Plan.

1. The Plan, pursuant to its terms, will be administered either by the Board or, to the extent delegated by the Board, by a committee of the Board (in any case, the "Plan Administrator"). The Board may delegate to one or more officers (the "Designated Officer") of the Company the authority to designate non-officer Eligible Recipients to be recipients of option grants, as well as the number of shares of Class B Common Stock to be subject to such a grant; provided, however, that the Board resolutions regarding such delegation must specify the total number of shares of Class B Common Stock that may be subject to the grants and that such officer may not grant an award to himself/herself. Subject to the terms of the Plan, the Plan Administrator, or to the extent applicable, the Designated Officer, will determine which Eligible Recipients will receive options under the Plan and the terms of such options. Under the Plan, the Board may amend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on June 26, 2012.

2. The Plan Administrator or, to the extent applicable, the Designated Officer, determines the number of shares of Class B Common Stock subject to each option at the time of grant; however, the Plan sets a maximum number of shares of Class B Common Stock underlying the options that may be granted under the Plan.

3. The exercise price for each share of Class B Common Stock subject to an option is established by the Plan Administrator, but may not be less than 100% of the fair market value of a share of Class B Common Stock on the date of grant of the option. The fair market value of the Company's Class B Common Stock under the Plan, for so long as the shares of such stock are not then listed the Nasdaq National Market or on a national stock exchange, equals such value as the Plan Administrator may determine in good faith.

4. The exercise price may be paid in cash or by another method permitted by the Plan and authorized by the Plan Administrator.

5. Options will be exercisable to the extent that they are vested on the date of exercise, or at such other time as permitted by the Plan. An early exercise procedure exists for unvested options, whereby unvested options may be exercised into Restricted Shares pursuant to an Early Exercise Stock Purchase Agreement, which is subject to all of the terms and conditions of the Plan (the "Early Exercise Procedure"). Pursuant to the Early Exercise Stock Purchase Agreement, the Company retains an option, upon any termination of employment of the holder of the Restricted Shares, to repurchase unvested shares at an exercise price equal to the lower of (i) the original purchase price, or (ii) the then current fair market value of the Restricted Shares, for a period of 90 days after said termination (or in the case of shares issued upon exercise of the Option after such date of termination, within 90 days after the date of the exercise), or such longer period as may be agreed to by the Company and holder. The Company undertakes that so long as it is relying on no-action relief granted pursuant to this

request, it will repurchase all unvested shares upon any termination of employment within the time period so indicated.

6. An option expires ten years after its date of grant, subject to earlier termination in certain circumstances as set forth in the Plan. Options granted to an Eligible Recipient who is not an officer, director or consultant vests as to at least 20% of the shares subject to the option on each of the first five anniversaries of the date of its grant if, and only if, the optionee has been continuously employed by the Company or an Affiliate through each such anniversary date. Options granted to an Eligible Recipient who is an officer, director or consultant may be made fully exercisable, subject to reasonable conditions such as continued employment, at any time or during any period established by the Company.

7. The Company's obligation to issue Class B Common Stock upon the exercise of options granted under the Plan is subject to the option exercise and the issuance and delivery of the shares being in compliance with all applicable laws, rules and regulations.

8. Prior to the date of exercise, options granted under the Plan may not be sold, given, pledged, assigned, hypothecated, transferred or disposed of in any manner, and the Plan provides that any attempt by an optionee to do so will be void and of no effect; provided, however, that an option is transferable by will or by the laws of descent and distribution. Section 7(d) of the Plan also provides that option agreements may provide that options may also be transferable to the extent permitted by Section 260.140.41(d) of Title 10 of the California Code of Regulations, which provides that the Plan or option agreement may permit transferability by will, by the laws of descent or distribution, or as permitted by Rule 701 of the Securities Act of 1933, as amended. No option agreements entered into to date have permitted any transfers other than by will or by the laws of descent and distribution. Accordingly, neither the Plan nor any option agreement permits transfers of options beyond transfers which are permitted under Rule 701.

9. Shares acquired upon exercise of an option ("Restricted Shares") are subject to the restrictions, terms and conditions of the Stockholders Agreement. Under the terms of the Stockholders Agreement, a stockholder may not sell, assign, transfer, convey, pledge, or otherwise dispose of any Restricted Shares (including, without limitation, by will or by the laws of descent and distribution upon death) without the prior written consent of the Company. Furthermore, upon the termination of employment or other continuous service of an Eligible Recipient, for a period of six (6) months after the later to occur of (i) termination of employment or continuous service, or (ii) the exercise of vested options, the Company has the option to repurchase all or any portion of the shares of Common Stock issued pursuant to the exercise of an optionee's vested options at the then current fair market value of the shares.

10. In the event an optionholder's employment terminates for cause, any portion of an optionee's option, whether vested or unvested, shall expire and be forfeited as of such date of termination. If the optionee's employment terminates for reasons other than cause, the optionee may exercise the vested portion of his/her option as of the date of termination of employment within such period of time ending on the earlier of (i) 90 days following the optionee's employment, or (ii) the expiration of the term of the option as set forth in the holder's option agreement. If the optionholder's employment terminates as a result of death or disability, then the vested portion of his/her option may still be exercised, but only within such period of time ending on the earlier of (i) the date 180 days following such termination or (ii) the expiration of the term of the option as specified in the option agreement. Upon optionee's termination of employment for any reason, whether as a result of death or disability, or voluntary or involuntary termination with or without cause, then all such optionee's unvested options shall expire and be forfeited as of such date of termination.

11. The holders of options granted under the Plan will have no voting or other rights as stockholders, by reason of such options, prior to their exercise.

12. There is currently and will be no market or method that would allow optionees to receive any consideration or compensation for their options prior to the time of exercise.

We note that in the Division of Corporation Finance Current Issues and Rulemaking Projects Quarterly Update, March 31, 2001 (the "March 2001 Update"), the Commission indicated that one of the conditions for exemptive relief provided by Section 12(h) of the Exchange Act is that "the stock received on exercise of the options may not be transferable, except back to the Company or in the event of death or disability." As previously indicated, under the terms of the Stockholders Agreement, an optionholder who has received shares upon the exercise of an option may not sell, assign, transfer, convey, pledge, or otherwise dispose of such shares without the prior written consent of the Company, and the Company has undertaken to refuse to consent to the transfer of shares other than pursuant to laws of descent and distribution or by will, for so long as it is relying on no-action relief granted pursuant to this request. Further, pursuant to an Early Exercise Stock Purchase Agreement, the Company retains an option, upon any termination of employment of the holder of Restricted Shares acquired upon the exercise of the option, to repurchase the unvested shares at an exercise price equal to the lower of (i) the original purchase price, or (ii) the current fair market value of the shares, and the Company has provided an undertaking that for so long as it is relying on the relief granted pursuant to this request, it will exercise its repurchase option.

Through the Company's commitments to not consent to any transfer of shares acquired upon exercise of an option, and to exercise its repurchase option for unvested shares, the Company believes that the options under the Plan do not contain any provisions which would allow a market or methodology to develop for those options or which would otherwise allow the optionholders to receive any consideration or compensation for their options.

For purposes of this application, the Commission may rely upon the summary descriptions of the terms of the Plan contained in this letter. In reviewing this letter, you may assume that we have included all relevant, material provisions of the Plan and option award agreements in the body of this letter. Generally, we have not discussed other provisions in the Plan or option award agreements that become operative only after the relief granted pursuant to this request has expired (i.e., after the limitations on transferability are no longer applicable). The Company undertakes that so long as it is relying on the relief granted in response to this request, it will not amend any of the material provisions of the Plan or the related option agreements described in this letter, including the restrictive provisions on transferability, exercisability and eligibility which are part of the basis for the relief requested herein, other than to change the number of shares of Class B Common Stock available for grant under the Plan, or to reflect the undertakings of the Company stated herein.

III. Discussion

The Company has provided an undertaking that so long as it is relying on the relief requested in this letter, grants of options under the Plan will be exempt from registration under Rule 701. Although we believe that the grant of options is exempt from registration under the Securities Act, we acknowledge that if 500 or more persons hold options, the Company would be required to register the options under Section 12(g) of the Exchange Act, unless an exemption from such requirements is granted under Section 12(h) of the Exchange Act or no action relief from the registration requirements of Section 12(g) of the Exchange Act is granted.

A. Exchange Act Registration Requirements

As a general rule, Section 12(g) of the Exchange Act requires every issuer meeting the jurisdictional requirements of the Exchange Act having total assets of more than $1 million and a class of equity security held of record by 500 or more persons to register that class of equity security under the Exchange Act. Pursuant to its authority under Section 12(h) of the Exchange Act, the Commission has promulgated Rule 12g-1, which exempts from the registration requirements of Section 12(g) any issuer whose total assets on the last day of its most recent fiscal year did not exceed $10 million. To date, the Company has not been required to register any class of equity securities pursuant to Section 12(g) because, although it has assets in excess of $10 million, it has always had fewer than 500 holders of its equity securities at the end of each fiscal year.

Section 12(g) was added to the Exchange Act by Section 3(c) of the Securities Act Amendments of 1964, Pub. L. 88-467; 78 Stat. 565. Before the 1964 amendments, the only securities required to be registered under the Exchange Act were those listed on a national securities exchange.

The purpose of Section 3(c) of the 1964 amendments has been expressed in various ways:

(a) The preamble to the legislation states that its purpose was "to extend disclosure requirements to the issuers of additional publicly traded securities." (Emphasis added.)

(b) A report of the House Committee on Interstate and Foreign Commerce accompanying H.R. 6793, the version of the bill introduced in the House of Representatives states that "Section 3(c) of the bill would . . . provide for registration of securities traded in the over-the-counter market and for disclosure by issuers thereof comparable to the registration and disclosures in connection with listed securities." H.R. 6793, U.S. Code Cong. and Admin. News, 88th Cong. 2d Sess., at pages 3027-3028. (Emphasis added.)

(c) A release of the Commission, citing a report on its study that made the legislative recommendations on the basis of which the 1964 amendments were enacted, describes the scope of the registration and reporting provisions of the Exchange Act as extending "to all issuers presumed to be the subject of active investor interest in the over-the-counter market." Exchange Act Release No. 18189, October 20, 1981 (citing Report of the Special Study of Securities Markets of the Securities and Exchange Commission, House Committee on Interstate and Foreign Commerce, H.R. Doc. No. 95, pt. 3, 88th Cong. 1st Sess. (1963) at pages 60-62). (Emphasis added.)

(d) A later release of the Commission states that the numerical thresholds contained in Section 12(g) were selected because it was believed "that issuers in these categories had sufficiently active trading markets and public interest and consequently were in need of mandatory disclosure to ensure the protection of investors." Exchange Act Release No. 23407, July 8, 1986. (Emphasis added.)

All of the above authorities strongly suggest that it was the intent of Congress to require Exchange Act registration by an issuer that had "publicly traded securities" or "securities traded in the over-the-counter market," and that these securities were the subject of "active investor interest in the over-the-counter market" or "active trading markets and public interest."

B. Authority to Grant Relief

Section 12(h) of the Exchange Act allows the Commission to exempt an issuer from the registration requirements of Section 12(g) if it finds, "by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer or otherwise, that such action is not inconsistent with the public interest or the protection of investors." For the reasons discussed below, we believe it would be appropriate for the Commission or the staff to grant relief from the Section 12(g) registration requirements for options granted or to be granted under the Plan.

C. Appropriateness of Exemption or Other Relief

Section 3(a)(11) of the Exchange Act defines "equity security" to include not only any stock or similar security but also any warrant or right to subscribe for or purchase any stock or similar security. As a result, it is likely the options granted under the Plan to purchase the Company's Class B Common Stock would be deemed to be a class of equity security so that, if 500 or more persons hold the options, the Company would be subject to the registration requirements of Section 12(g), unless an exemption or other relief from these registration requirements were granted.

Assuming that the Company would become subject to the registration requirements of Section 12(g) as a result of the number of persons to hold options granted under the Plan, there would still be no public investors in the Class B Common Stock, and neither its Class B Common Stock nor the options are publicly traded. The history of the 1964 amendments makes clear that Congress did not intend Section 12(g) to require companies to register a class of equity security under these circumstances. Accordingly, we believe that it is appropriate for the Commission to grant the Company an exemption or no-action relief from the registration requirements of Section 12(g) for options granted or to be granted under the Plan.

1. Number of Public Investors

Section 12(h) specifies a number of factors the Commission staff should consider in reviewing an application for exemption from Section 12(g). The first of these factors is the number of public investors in the issuer. Neither the option grants made under the Plan nor the option grants to be made in the future under the Plan have required or will require the optionee to make any investment decision with respect to those securities. The options are granted without any cash payment or other tangible consideration required of the optionees. Accordingly, the optionees should not be considered public investors in the Company solely in their capacity as option holders.

Not including the options issued under the Plan, the Company currently has 145 holders of all classes of its equity securities. Each of these holders purchased their securities in private placements exempt from the registration requirements of the Securities Act by virtue of the exemption afforded by Section 4(2) or Rule 701 of the Securities Act, and thus none of the Company's securityholders are public investors. Consequently, all of the Company's securities are restricted as to resale in accordance with the Securities Act and applicable state securities laws and legends to that effect are set forth on the certificates representing such securities. Shares acquired upon exercise of an option ("Restricted Shares") will be subject to the restrictions, terms and conditions of a Stockholders Agreement. Under the terms of the Stockholders Agreement, a stockholder may not sell, assign, transfer, convey, pledge, or otherwise dispose of any Restricted Shares (including, without limitation, by will or by the laws of descent and distribution upon death) without the prior written consent of the Company. The Company undertakes not to consent to any proposed sales or dispositions, other than by will or by the laws of descent and distribution upon death, during the period the exemptive relief request by this letter is in effect.

It is true, however, that pursuant to the Early Exercise Stock Purchase Agreement, the optionholders under the Plan have the ability to exercise their options currently and by doing so would become investors in the Company. In the March 2001 Update, the Commission specifically indicated that it would consider granting a relief even in situations where the options are immediately exercisable. Moreover, because of (i) the lack of liquidity for the shares of the Company's Common Stock purchasable under those options, and (ii) the Company's repurchase rights, the Company does not expect a substantial number of optionholders under the Plan to exercise their options until an IPO or other liquidity event does in fact occur. The Company acknowledges that certain optionees previously exercised their options upon contemplation of the Company's contemplated IPO. The Company notes, however, that all shares acquired upon exercise of those options, as well as any other options that might be exercised before an IPO, will be subject to the Company's consent to transfer restriction and repurchase options. As previously indicated, the Company has undertaken not to consent to any transfer of shares and exercise its repurchase option for unvested shares during the period for which it is relying upon relief granted by this no-action request. As a result, no market will develop for the resale of the shares acquired upon exercise of options unless and until there is an IPO. For these reasons, the Company does not expect that the currently outstanding options and options to be granted under the Plan will result in any significant number of investors in the Company.

The Company undertakes to register its shares of Class B Common Stock under Section 12(g) of the Exchange Act in the event the number of holders of Class B Common Stock, including holders of shares acquired upon exercise of options, equals or exceeds 500. In addition, concurrently with the effectiveness of its registration of its shares of Class B Common Stock under Section 12(g) of the Exchange Act, the Company undertakes to register the shares of Class B Common Stock issuable under the Plan pursuant to a registration statement filed under the Securities Act.

2. Trading Interest

The second factor listed in Section 12(h) is the level of trading interest in a Company's equity securities. The Plan has been structured to prohibit the trading of options, specifically providing that options are not transferable, except in limited circumstances as described herein. Transfers made in contravention of the Plan are deemed void thereunder. As noted above, the Company must grant prior written consent to a stockholder's transfer of any shares acquired upon exercise of an option and the Company has provided an undertaking not to consent to any such proposed transfer during the period for which it is relying upon relief granted by this no-action request. Accordingly, there will be no opportunity for any trading to take place or any trading interest in the options or the Class B Common Stock issuable upon exercise of such options to develop. In addition, and subject to Section II, Paragraph 5 hereinabove, the Company undertakes that so long as it is relying on no-action relief granted pursuant to this request, the Company will not issue any stock bonus awards, restricted share awards or any other rights in connection with the options. Thus, there will be no trading interest in any of the Company's equity securities.

3. Nature of Issuer

The last factor listed in Section 12(h) is the nature and extent of the activities of the issuer and the income or assets of the issuer. While the assets and income of the Company are not insubstantial, it remains very much a private company. In order to maintain the status quo, Carlyle, Conexant and RF Micro Devices are currently bound by a Second Amended and Restated Stockholders Agreement that closely regulates share transfers and corporate control. All shares to be issued upon exercise of the options granted under the Plan will be subject to a separate Stockholders Agreement pursuant to which the optionholder may not sell, assign, transfer, convey, pledge or otherwise dispose of any Restricted Shares without the consent of the Company. Since the Company has no public investors and no trading interest in its securities, we believe that the purposes for which Section 12(g) was enacted would not be advanced by requiring the Company to register the options granted under the Plan.

4. Information Delivered or Available to Optionees

So long as the Company is relying on the relief granted pursuant to this request, it undertakes to do all of the following:

(1) Deliver to the optionholders under the Plan and its other securityholders, equivalent Exchange Act registration statement information as the Company would have provided had it registered the class of securities under Section 12 on Form 10, delivered promptly after the date on which relief requested herein is granted;

(2) Deliver to the optionholders under the Plan and its other securityholders, on a continuing basis, an annual report containing information equivalent to that required to be contained in a Form 10-K, including audited annual financial statements of the Company and its consolidated subsidiaries prepared in accordance with generally accepted accounting principles ("GAAP"), delivered within 90 days after the end of the fiscal year, commencing upon the end of the first fiscal year following the date that this request is granted;

(3) Deliver to the optionholders under the Plan and its other securityholders, quarterly reports for the first three fiscal quarters of each fiscal year, containing the information equivalent to that required to be contained in a Form 10-Q, including unaudited quarterly financial statements of the Company and its consolidated subsidiaries prepared in accordance with GAAP, commencing for the first fiscal quarterly period ending after the date this request is granted, delivered no later than 45 days after quarter-end;

(4) Deliver to the optionholders under the Plan and its other securityholders, an information statement in the form required under the proxy disclosure rules containing any information pertaining to a change in or amendment to the Plan that would otherwise require a shareholder vote;

(5) Make electronically available to optionholders under the Plan the current vesting status of all options, and use reasonable efforts to otherwise provide such optionholder, so long as it receives reasonable notice of the optionholder's decision to terminate employment with the Company, with all material and relevant information that is necessary to the decision of whether to terminate employment and thereby forfeit the options;

(6) Provide to the optionholders under the Plan and its other securityholders, certifications to the quarterly reports and annual reports equivalent to the certifications required under the first three paragraphs of Section 302 under the Sarbanes-Oxley Act of 2002;

(7) Provide to optionholders under the Plan such other information as the Company may otherwise generally provide to its other securityholders; and

(8) Make available to each optionholder under the Plan upon request access to the Company's books and records, including corporate governance documents, to the same extent it is obligated to make such books and records available to the Company's other securityholders.

The foregoing undertaking is subject, in the case of delivery of or access to confidential or non-public information, to the optionee's or stockholder's signing an appropriate confidentiality agreement. In the event an optionee or holder of shares acquired upon exercise of an option is unwilling or unable to execute a confidentiality agreement, the Company agrees to make such information available for inspection by the optionee or holder, (whether or not currently employed by the Company), during normal business hours at the Company's corporate headquarters in Newport Beach, California, and any other of the Company's business locations where the optionee or holder works or formerly worked.

The above described information requirements will terminate once the Company becomes a reporting company under the Exchange Act, at which time the Company will comply with the information requirements contained in the Exchange Act and the rules promulgated thereunder.

D. Comparison to Prior Grants of Relief

The Commission staff has previously granted no-action relief to other applicants in a number of situations which, for analytical purposes, we believe are in all material respects the same as the Company's current situation, including Abetterwayhome Corp. (January 30, 2004), Headstrong Corporation (February 28, 2003), DataCard Corporation (October 15, 2002), SI International, Inc. (February 4, 2002), Mitchell International Holding, Inc. (December 21, 2000), General Roofing, Inc. (April 5, 2000), Kinko's, Inc. (November 24, 1999), BSG Corporation (August 1, 1995) and InFlow Group, Inc. (February 13, 2002). We note in particular the following factual similarities between the Company's circumstances and those of the other applicants:

1. Options will be granted under the Plan only to Eligible Recipients of the Company and its Affiliates, within the meaning of Rule 701.

2. The Company will issue options under the Plan for compensatory purposes without cash or other tangible consideration, and at exercise prices not less than 100% of the fair market value of a share of Class B Common Stock on the date of grant of the option, for the purposes of providing an incentive to Eligible Persons to work to improve the business of the Company.

3. Holders of options are under no obligation to exercise those options. Options will be exercisable only to the extent that they are vested on the date of exercise, or at such

other time as permitted by the Plan. The Early Exercise Procedure exists for unvested options, whereby unvested options may only be exercised into Restricted Shares pursuant to an Early Exercise Stock Purchase Agreement, which is subject to all of the terms, restrictions and conditions of the Plan and the Stockholders Agreement, including consent by the Company to any transfers and repurchase options of the Company to purchase vested and unvested shares.

4. Prior to the date of exercise, options granted under the Plan may not be transferred or disposed of in any manner, and the Plan provides that any attempt by an optionee to do so will be void and of no effect (provided, however, that an option is transferable by will or by the laws of descent and distribution). Therefore holders of options should not be treated as "public" investors.

5. Shares acquired upon exercise of an option ("Restricted Shares") shall be subject to the restrictions, terms and conditions of a Stockholders Agreement. Under the terms of the Stockholders Agreement, a stockholder may not transfer or otherwise dispose of any Restricted Shares without the prior written consent of the Company, and the Company has provided an undertaking not to consent to any transfer during the period for which relief is relied upon pursuant to this no-action request. Furthermore, upon the termination of employment or other continuous service of an Eligible Recipient, for a period of one hundred eighty (180) days after the later to occur of (i) termination of employment or continuous service, or (ii) the exercise of vested options, the Company has the option repurchase all or any portion of the shares of the Common Stock issued pursuant to the exercise of an optionee's vested options. As a result, and as noted above, neither optionholders nor stockholders should be treated as "public" investors.

6. In the event an optionholder's employment terminates for cause, any portion of an optionee's option, whether vested or unvested, shall expire and be forfeited as of such date of termination. If the optionee's employment terminates for reasons other than cause, the optionee may exercise the vested portion of his/her option within such period of time ending on the earlier of (i) three (3) months following the optionee's employment, or (ii) the expiration of the term of the option as set forth in the holder's option agreement. As noted above, the exercise period of vested options following an optionholder's termination as a result of disability or death is six (6) months, unless the expiration of the term of the option as set forth in the option agreement specifies an earlier exercisability period. Upon optionee's termination of employment for any reason, whether as a result of death or disability, or voluntary or involuntary termination with or without cause, then all such optionee's unvested options shall expire and be forfeited as of such date of termination.

7. The Company has made similar undertakings relative to providing optionees with material information.

8. The relief requested is limited to options to be granted under the Plan.

We note that the Commission staff has announced that it would supplement its position developed in the no-action letters cited above (the "*No-Action Letters*") as to the granting of exemptive relief from the registration of employee stock options under Section 12(g), and has described the additional circumstances under which it will grant such exemptive relief with respect to options granted under plans that have less restrictive features than the plans described in the No-Action Letters, see the March 2001 Update. Examples of these less restrictive features include allowing options to be immediately exercisable, allowing non-employee consultants to receive option grants, allowing options to be transferred in limited circumstances and allowing options to be retained by employees after their employment is terminated. Since the Plan is substantially similar, with each of its material features corresponding to features of some or all of the plans discussed in the No-Action Letters, and the March 2001 Update, the Company is seeking relief consistent with the conditions under which relief has been granted in the No-Action Letters.

We note that in the March 2001 Update, the Commission staff indicated that two of the conditions for the exemptive relief provided under Section 12(h) of the Exchange Act are that (i) "the stock received on exercise of the options may not be transferable, except back to the company or in the event of death or disability," and (ii) the options themselves must remain non-transferable, except in the event of death or disability. As previously indicated and is consistent with the guidance under the March 2001 Update, options issued under the Plan cannot be transferred, except by will or by the laws of descent and distribution. Any permitted transferee of shares initially acquired upon exercise of an option will remain subject to the Stockholders Agreement. Moreover, and as indicated above, pursuant to the Early Exercise Stock Purchase Agreement, the Company retains an option, upon any termination of employment of the holder of the Restricted Shares, to repurchase unvested shares at an exercise price equal to the lower of (i) the original purchase price, or (ii) the then current fair market value of the Restricted Shares, for a period of 90 days after said termination (or in the case of shares issued upon exercise of the Option after such date of termination, within 90 days after the date of the exercise), or such longer period as may be agreed to by the Company and holder. The Company's undertaking, for so long as the exemptive relief granted under this letter is in effect, to repurchase all unvested shares upon any termination of employment within the time period so indicated is consistent with the March 2001 Update's requirement that the stock received upon exercise of an option not be transferable except back to the Company (or in the event of death or disability).

We believe that such limited transfers as allowable under Rule 701 should not be deemed to be in violation of the foregoing conditions of the March 2001 Update. Otherwise, companies such as the Company that relied on the transferability provisions of Rule 701 in structuring the option grants and stock issuances under their plans would now be denied the benefit of exemptive relief under Rule 12(h).

While it is true that optionees have the ability to exercise unvested options into Restricted Shares pursuant to an Early Exercise Stock Purchase Agreement, which is subject to all of the terms, restrictions and conditions of the Plan, the Commission specifically indicated in its March 2001 Update that it would consider granting relief even in situations where options are immediately exercisable. We note that the early exercise procedure is equivalent to the facts in InFlow Group, Inc. (February 13, 2002), where all options granted were immediately exercisable. We emphasize that options, whether vested or unvested, may be exercised only into Restricted Shares which are subject to the terms of the Stockholders Agreement, pursuant to which a stockholder may not transfer or otherwise dispose of any Restricted Shares without the prior written consent of the Company. Moreover, and as indicated above, the Company has undertaken not to consent to any proposed sales or dispositions of the Restricted Shares, other than by will or by the laws of descent and distribution upon death, during the period the exemptive relief requested by this letter is in effect. Further, the Company has undertaken to exercise its repurchase option upon any termination of employment or cessation of status as a service provider of any holder of unvested shares acquired upon exercise of an option. As a result, no market will develop for the resale of Restricted Shares purchased upon the exercise of options unless and until there is an initial public offering of the Company's Class B Common Stock.

While there are certain factual differences between this request for relief and several of the prior requests for relief identified above, we do not believe that those differences are material to the analysis supporting the relief we are requesting, especially in light of the clarifications provided by the Commission in its March 2001 Update.

IV. Conclusion

Because of the absence of both public investors and trading interest with respect to the Company's securities, we believe that neither the public interest nor the protection of investors will be furthered by requiring the Company to meet the registration requirements of the Exchange Act with respect to the options to be granted under the Plan. We respectfully request that you issue an order pursuant to Section 12(h) of the Exchange Act, or otherwise take a no-action position, relieving the Company from the registration requirements of Section 12(g) of the Exchange Act with respect to the options already granted and to be granted under the Plan.

We further request that this order or grant of no-action relief remain in effect until the date the Company first registers any class of its securities under the Securities Act or until the Company becomes subject to the reporting requirements of the Exchange Act with respect to any class of its securities. At that time, the Company will also file a Securities Act registration statement for the common stock issuable upon exercise of the outstanding options under the Plan.

In accordance with Release No. 33-6269, seven additional copies of this letter are enclosed. If for any reason you do not concur with our conclusions, we would appreciate the opportunity to confer with members of the Commission's staff by telephone prior to any written response to this letter. If you need any additional information regarding this letter, or if we may otherwise be of assistance, please telephone the undersigned at the number shown above.

Sincerely yours,

STRADLING YOCCA CARLSON & RAUTH



K.C. Schaaf

cc: Jazz Semiconductor, Inc.